                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2004


                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                               10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                  EXHIBIT LIST

Exhibit        Description
-------        -----------

 99.1          Press Release, dated January 22, 2004, regarding report from
               Independent Counsel to the Board of Directors.

 99.2          Press Release, dated January 23, 2004, regarding announcements by
               Hollinger Inc.

 99.3 Press Release, dated January 23, 2004, regarding Hollinger Inc., controlling shareholder of Hollinger International Inc., delivers its consent to changes to Hollinger International's corporate by-laws.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 23, 2004



                                         HOLLINGER INC.


                                         By: /s/ Peter G. White
                                             ---------------------------------
                                             Name and Title: Peter G. White
                                             Co-Chief Operating Officer and
                                             Secretary